EXHIBIT 99.1

ReTo Eco-Solutions, Inc. Announces Share Combination

BEIJING, CHINA – May 9, 2023 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and roadside assistance services and software development services in China, today announced that on May 9, 2023, its Board of Directors approved a 10:1 share combination of its common shares (“Share Combination”).  The Company’s common shares will begin trading on a split adjusted basis on May 12, 2023.

As a result of the Share Combination , each ten (10) pre-split shares of the Company’s common shares will automatically combine into one (1) common share without any action on the part of the holders, the Company’s authorized shares will be changed from 200,000,000 common shares, par value $0.001 per share, to 20,000,000 common shares, par value $0.01 per share, and the Company’s issued and outstanding common shares will be reduced from 53,787,689 to approximately 5,378,769. The Company’s common shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RETO” but will trade under a new CUSIP number – G75271117. The Share Combination is intended to increase the market price per share of the Company’s common shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Share Combination . Shareholders who otherwise would be entitled to a fractional share because they hold a number of common shares not evenly divisible by the one (1) for ten (10) ratio will automatically be entitled to receive an additional share of the Company’s common share.

The Share Combination will not be submitted to a vote of the Company’s shareholders and a vote was not required under the laws of the British Virgin Islands.

The Company’s transfer agent, Vstock Transfer, LLC, will act as the exchange agent.  Adjustments made to common shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact Vstock Transfer, LLC for further information at (212) 828-8436.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo, through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and software development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. For example, there can be no assurance that we will be able to regain compliance and maintain our listing on Nasdaq. The reports filed by the Company with the Securities and Exchange Commission (the “SEC”) discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc